

17018682

JNITED STATES
ND EXCHANGE COMMISSION
hington, D.C. 20549

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AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUL 28 2017
Washington DC
408

SEC FILE NUMBER
8-50322

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/16 (MM/DD/YY) AND ENDING 05/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BKD Corporate Finance LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

910 E. St. Louis Street, Suite 200
(No. and Street)

Springfield	MO	65806
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Giordano — 303-837-3562, x20634
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Postlethwaite & Netterville and Associates, LLC
(Name – *if individual, state last, first, middle name*)

8550 United Plaza Boulevard, Suite 1001	Baton Rouge	LA	70809
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2017 JUL 28 PM 1:14 SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED 2017 JUL 28 PM 1:14 SEC / TM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony M. Giordano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BKD Corporate Finance, LLC, as of May 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public My commission expires 10/16/19

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Subscribed and affirmed before me in the county of Denver, State of Colorado, this 20th day of July 2017.

MICHELLE LOUISE RUSSELL
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20154040875
MY COMMISSION EXPIRES OCTOBER 16, 2019

BKD CORPORATE FINANCE, L.L.C.
STATEMENT OF FINANCIAL CONDITION
May 31, 2017

ASSETS

Cash and cash equivalents	$ 2,808,022
Accounts receivable and unbilled fees, less valuation allowance of $2,679,179	18,813
TOTAL ASSETS	$ 2,826,835

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$ 1,408,896
Due to sole member	164,378
Member's equity	1,253,561
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,826,835

The accompanying notes are an integral part of the financial statements.

BKD CORPORATE FINANCE, L.L.C.
STATEMENT OF OPERATIONS
Year Ended May 31, 2017

REVENUE	
Commissions and fees	$5,938,849
Interest	6,142
Total revenue	$5,944,991
EXPENSES	
Employee compensation and benefits	3,047,163
Occupancy and equipment costs	222,930
Professional Fees	1,303,109
Bad debts	(11,000)
Advertising and promotion	130,020
Publications	43,759
Travel	67,266
Insurance	46,907
Other	330,175
Total expenses	5,180,329
NET INCOME	$ 764,662

The accompanying notes are an integral part of the financial statements.

BKD CORPORATE FINANCE, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended May 31, 2017

BALANCE, BEGINNING OF YEAR	$ 1,583,181
Net income	764,662
Contributions	3,064,791
Distributions	(4,159,073)
BALANCE, END OF YEAR	$ 1,253,561

The accompanying notes are an integral part of the financial statements.

BKD CORPORATE FINANCE, L.L.C.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended May 31, 2017

Subordinated liabilities to claims of general creditors at June 1, 2016	$ 0
Increases	0
Decreases	$ 0
Subordinated liabilities to claims of general creditors at May 31, 2017	$ 0

The accompanying notes are an integral part of the financial statements.

BKD CORPORATE FINANCE, L.L.C.
STATEMENT OF CASH FLOWS
Year Ended May 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 764,662	
Adjustments to reconcile net income to net cash provided by operating activities:		
Expenses paid by sole member	3,064,791	
Effects of changes in operating assets and liabilities:		
Accounts receivable	23,024	
Accrued expenses	(83,381)	
Due to sole member	164,378	
Net cash provided by operating activities		$ 3,933,474
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(4,159,073)	
Net cash used in financing activities		(4,159,073)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(225,599)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		3,033,621
CASH AND CASH EQUIVALENTS, END OF YEAR		$ 2,808,022

NONCASH TRANSACTION

During the fiscal year ended May 31, 2017, the Company recorded $3,064,791 of noncash equity contributions from its sole member for expenses paid by the sole member on the Company's behalf.

The accompanying notes are an integral part of the financial statements.

BKD CORPORATE FINANCE, L.L.C.
NOTES TO FINANCIAL STATEMENTS
May 31, 2017

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BKD Corporate Finance, L.L.C. (the Company), a Missouri limited liability company, provides a limited range of investment banking services related to mergers, acquisitions, divestitures, private debt and equity placements and IPO advisory engagements. The Company is registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company will dissolve on July 15, 2024, unless an election is made to continue operations. The Company's fiscal year ends on May 31. Significant accounting policies followed by the Company are presented below.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

ACCOUNTS RECEIVABLE

Accounts receivable are uncollateralized customer obligations which generally require payment within forty-five days from the invoice date. Interest is charged on balances that are not paid within 45 days from the invoice date. Accounts receivable are stated at the invoice amount and represent billings from consulting engagements with commission based and hourly contracts. Payments of accounts receivable are applied to the specific invoices identified on the customer's remittance advice or, if unspecified, to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. The allowance for doubtful accounts is based on management's assessment of the collectability of specific customer accounts, the aging of the accounts receivable, historical collection information, and existing economic conditions. If there is a deterioration of a major customer's credit worthiness or actual defaults are higher than the historical experience, management's estimates of recoverability of amounts due the Company could be adversely affected. All accounts or portions thereof deemed to be uncollectible are written off to the allowance for doubtful accounts.

Accounts receivable also includes unbilled fees which will not be billed unless a buyer is found. The unbilled fees are entirely offset by a valuation allowance, as collectability of unbilled fees is not certain.

REVENUE RECOGNITION

Revenue for services contracted based on hours of professional services is recognized as the service is provided at estimated billable amounts. Revenue for services for which the fees are based upon the completion of the transaction is recognized upon closing of the transaction and billing of the fees.

INCOME TAXES

Since the Company is a limited liability company, it is not subject to federal, state, and local income taxes and, accordingly, no provision for income taxes is required. The sole member includes net income or loss in its income tax returns.

ADVERTISING COSTS

Advertising costs are expensed as incurred.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has an agreement with its sole member in which the member pays substantially all of the expenses of the Company. These expenses are settled monthly between the member and the Company. In fiscal years prior to the year ended May 31, 2016, and through September 30, 2016 of the fiscal year ending May 31, 2017, the Company recorded these expenses as noncash equity contributions from its sole member. The total of these equity contributions through September 30, 2016 of the fiscal year ending May 31, 2017 was $3,064,791. After consultation with its FINRA representative, the Company treated these expenses as a liability to its sole member beginning October 1, 2016, and continued to settle expenses monthly. The balance of the liability to the sole member was $164,378 at May 31, 2017.

Included in the $3,064,791 of noncash equity contributions through September 30, 2016 of the fiscal year ending May 31, 2017 were charges for facilities and overhead totaling $68,400. For the period October 1, 2016 through May 31, 2017 the charges for facilities and overhead processed through the liability account were $197,600. In addition, the Company receives accounting and administrative services from the member that were also included in noncash equity contributions. Charges for these services totaled $116,989 through September 30, 2016, and $143,474 from October 1, 2016 through May 31, 2017.

The Company also pays referral fees to its member when a commission fee from the sale of a customer's business is collected. The Company's general referral fee is 25% of the revenues earned net of engagement expenses on each client. Total referral fees paid to the member was $1,269,213 for the year ended May 31, 2017 and is included in professional fees.

NOTE 3 - EMPLOYEE BENEFIT PLAN

Employees of the Company may participate in the defined contribution profit sharing plan sponsored by BKD, L.L.P. (the sole member) provided the employee meets minimum service requirements. The Company makes contributions to the plan equal to a predetermined percentage of the employees' salaries. During the year ended May 31, 2017, the Company recognized $101,514 of expense in connection with this plan.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At May 31, 2017, the Company had net capital of $1,178,888 which is in excess of the $104,885 requirement under Rule 15c3-1, and a net capital ratio of 1.33 to 1. Accordingly, management believes the Company to be in compliance with these requirements at May 31, 2017.

NOTE 5 - CONCENTRATIONS

The Company maintains most of its cash at a commercial bank located in Springfield, Missouri. Balances on deposit are insured by the Federal Deposit Insurance Corporation (FDIC) up to specified limits. Deposit balances in excess of FDIC limits are uninsured. Total cash held by the bank in excess of FDIC limits was $2,558,022 as of May 31, 2017.

The Company receives a commission for the majority of its sales. Of the Company's revenue for the year ended May 31, 2017, 87% was received from seven customers. One hundred percent of the Company's accounts receivable is owed from five customers at May 31, 2017.

NOTE 6 - SUBSEQUENT EVENTS

Management evaluated subsequent events through July 24, 2017, the date the financial statements were available to be issued. Events or transactions occurring after May 31, 2017, but prior to July 24, 2017 that provide additional evidence about conditions that existed at May 31, 2017, have been recognized in the financial statements for the year ended May 31, 2017.

SUPPLEMENTARY INFORMATION

BKD CORPORATE FINANCE, L.L.C.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
May 31, 2017

TOTAL MEMBER'S EQUITY		$ 1,253,561
Nonallowable assets		
Accounts receivable	$ 18,813	
Total nonallowable assets		18,813
Other deductions		
Haircuts on money market account		55,860
NET CAPITAL		$ 1,178,888
Aggregate Indebtedness		
Included in statement of financial condition		
Accounts payable, accrued expenses and other liabilities		$ 1,573,274
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)		$ 104,885
Minimum dollar net capital requirement of reporting broker or dealer		$ 5,000
Net capital requirement		$ 104,885
Excess net capital		$ 1,074,003
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement		$ 1,021,561
Ratio of aggregate indebtedness to net capital		1.33 to 1

There are no differences between the computation of net capital above and the company's corresponding calculation of net capital in the unaudited Part II Focus Report.

BKD CORPORATE FINANCE, L.L.C
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15C3-3 (EXEMPTION)
Year Ended May 31, 2017

The Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included herein as the Company claims exemption pursuant to section (k)(2)(i), since there were no security transactions during the fiscal year 2017.

BKD CORPORATE FINANCE, L.L.C.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15C3-3 (EXEMPTION)
May 31, 2017

The Information for Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included herein as the Company claims exemption pursuant to section (k)(2)(i) since there were no security transactions during the fiscal year.



8550 United Plaza Blvd., Ste. 1001 – Baton Rouge, LA 70809
225-922-4600 Phone – 225-922-4611 Fax – pncpa.com

Postlethwaite & Netterville and Associates, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Governing Board of
BKD Corporate Finance, LLC
Springfield, Missouri

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) BKD Corporate Finance, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which BKD Corporate Finance, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) BKD Corporate Finance, LLC stated that BKD Corporate Finance, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BKD Corporate Finance, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BKD Corporate Finance, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Postlethwaite & Netterville

Baton Rouge, Louisiana
July 24, 2017

BKD
Corporate Finance, LLC

910 E. St. Louis Street // P.O. Box 2025 // Springfield, MO 65801-2025
417.869.8588 // 800.644.1704 // fax 417.866.5617 // **bkdcorporatefinance.com**

July 24, 2017

SEC Headquarters
100 F Street, NE
Washington, DC 20549

SEC Chicago Regional Office
175 W. Jackson Boulevard, Suite 900
Chicago, IL 60604

Financial Industry Regulatory Authority
FINRA
55 West Monroe Street, Suite 2700
Chicago, IL 60603-5052

RE: EXEMPTION REPORT pursuant to SEC Rule 17a-5(d)(4)

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- BKD Corporate Finance, LLC is a broker/dealer registered with the SEC and FINRA.
- BKD Corporate Finance, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of June 1, 2016 through May 31, 2017.
- BKD Corporate Finance, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:
  - ➢ The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to designated as "Special Account for the Exclusive Benefit of Customers of BKD Corporate Finance, LLC.

SEC Headquarters
SEC Chicago Regional Office
Financial Industry Regulatory Authority
July 24, 2017

- BKD Corporate Finance, LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of June 1, 2016 through May 31, 2017, without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.

Sincerely,



Anthony M. Giordano
President

BKD CORPORATE FINANCE, L.L.C.
Springfield, Missouri

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
May 31, 2017

TABLE OF CONTENTS



8550 United Plaza Blvd., Ste. 1001 – Baton Rouge, LA 70809
225-922-4600 Phone – 225-922-4611 Fax – **pncpa.com**

Postlethwaite & Netterville and Associates, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Governing Board of
BKD Corporate Finance, LLC
Springfield, Missouri

We have audited the accompanying statement of financial condition of BKD Corporate Finance, LLC (the Company) as of May 31, 2017, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BKD Corporate Finance, LLC as of May 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.


P&N
Postlethwaite & Netterville

The supplemental information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Postlethwaite & Netterville

Baton Rouge, Louisiana
July 24, 2017

BKD CORPORATE FINANCE, L.L.C.
Springfield, Missouri

AGREED UPON PROCEDURES
May 31, 2017

TABLE OF CONTENTS



8550 United Plaza Blvd., Ste. 1001 – Baton Rouge, LA 70809
225-922-4600 Phone – 225-922-4611 Fax – pncpa.com

Postlethwaite & Netterville and Associates, L.L.C.

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Governing Board of
BKD Corporate Finance, LLC
Springfield, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended May 31, 2017, which were agreed to by BKD Corporate Finance, LLC and SIPC, solely to assist you and the other specified parties in evaluating BKD Corporate Finance, LLC's compliance with the applicable instructions of Form SIPC-7. BKD Corporate Finance, LLC's management is responsible for BKD Corporate Finance, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (cancelled check), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended May 31, 2017, with the amounts reported in Form SIPC-7 for the year ended May 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, as there were no adjustments proposed;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences, as there were no adjustments proposed; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences, as there was no prior overpayment applied.


P&N
Postlethwaite & Netterville

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Postlethwaite & Netterville

Baton Rouge, Louisiana
July 24, 2017

BKD CORPORATE FINANCE, L.L.C.
SCHEDULE OF ASSESSMENTS AND PAYMENTS
Year Ended May 31, 2017

Total Revenue	$ 5,944,991
General Assessment @.0025	$ 14,862

Less Payments Made:

Date Paid	Check Number	SIPC Collection Agent	Amount
12/22/16	2595	No agent identified	$12,443
06/22/17	2613	No agent identified	2,419
			$14,862

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 5/31/2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-50322 FINRA MAY 03/30/1998
BKD CORPORATE FINANCE LLC
910 EAST ST LOUIS STE 200
SPRINGFIELD, MO 65806

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tod Eastlake 417-865-8701x23253

2. A. General Assessment (item 2e from page 2) $14,862

   B. Less payment made with SIPC-6 filed (exclude interest) (12,443)
   12/22/2016
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) ______

   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

   F. Total assessment balance and interest due (or overpayment carried forward) $2,419

   G. PAYMENT: √ the box
   Check mailed to P.O. Box [✓] Funds Wired [ ]
   Total (must be same as F above) $2,419

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BKD Corporate Finance, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 14th day of June, 20 17.

Director of Operations
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 06/01/2016
and ending 05/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$5,944,991
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$5,944,991
2e. General Assessment @ .0025	$14,862 (to page 1, line 2.A.)